SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

Material Contained in this Report

1.	Notice Concerning the Version of Articles of Incorporation Approved at the 63rd Annual General Meeting of Shareholders
2.	Announcement Regarding Changes in Representative Executive Officer
3.	Announcement Regarding Management Changes and Organizational Reform
4.	Filing of Extraordinary Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: June 23, 2026	By	/s/ Masataka Yamada
Masataka Yamada
Member of the Board of Directors Senior Managing Executive Officer Chief Financial Officer and Chief Strategy Officer Responsible for Corporate Strategy and Management Unit ORIX Corporation

(TRANSLATION)

ARTICLES OF INCORPORATION

DATE OF FINAL AMENDMENT: June 23, 2026

ORIX CORPORATION

ARTICLES OF INCORPORATION

OF

ORIX CORPORATION

Chapter I. General Provisions

Article 1. (Corporate Name)

The name of the Company shall be “ORIX Kabushiki Kaisha” (in English “ORIX CORPORATION”).

Article 2. (Purposes)

The purpose of the Company shall be to engage in the following businesses:

(1) lease, purchase and sale (including purchase and sale on an installment basis.), maintenance and management of movable property of all types;

(2) moneylending business, purchase and sale of claims of all types, payment on behalf of third parties, guarantee and assumption of obligations, agent for collection of money and other financial business;

(3) holding, investment in, management, purchase and sale of financial instruments such as securities and other investment business;

(4) advice, brokerage and recommendation relating to the merger, capital participation, business alliance and business succession and reorganization, etc.;

(5) financial instruments and exchange business, financial instruments broker business, banking, trust and insurance business, and trust agreement agency business;

(6) non-life insurance agency business, insurance agency business under the Automobile Accident Compensation Security Law, and service related to soliciting life insurance;

(7) lease, purchase and sale, ground preparation, development, maintenance and management of real property and warehousing;

(8) contracting for construction, civil engineering, building utility and interior and exterior finishing, and design and supervision thereof;

(9) management of various facilities for sports, lodging, restaurant, medical treatment, welfare and training and education, etc., and conducting sports, etc.;

(10) facility planning, development, maintenance, management and operation of airports, roads, other public facilities and similar kinds of aforementioned facilities and the assumption or undertaking of public works

(11) production, processing, sale, purchase, research and development of agricultural products, food products and agriculture-related products and facilities

(12) waste-disposal business;

(13) manufacture, sale, and collection of various plastic products, materials, recycled raw materials, recycled products, etc.;

(14) trading of emission rights for greenhouse gases and other various subjects;

(15) power generation business

(16) supply of various energy resources and the products in relation thereto;

(17) planning, developing and contracting for lease and sale of intangible property rights.;

(18) information processing and providing services, telecommunications business;

(19) business of dispatching workers to enterprise and employment agency business;

(20) purchase and sale of antiques;

(21) transport business;

(22) business support and consulting;

(23) brokerage, agency, investigation, manufacturing, processing, research and development for business relating to any of the preceding items, and other business;

(24) as a result of holding shares in a subsidiary company engaged in those activities, engaging in business relating to any of the preceding items and managing such company’s business activities;

(25) any and all businesses incidental or related to any of the preceding items;

Article 3. (Head Office)

The head office of the Company shall be located in Minato-ku, Tokyo.

Chapter II. Shares

Article 4. (Total Number of Shares Authorized to be Issued)

The total number of shares authorized to be issued by the Company shall be 2,590,000,000.

Article 5. (Number of Shares that Constitute One Unit)

In relation to the shares issued by the Company, one hundred (100) shares of the Company shall constitute one (1) Unit with which a shareholder may exercise one (1) vote at a General Meeting of Shareholders.

Article 6. (Rights of Shares Less than One Unit)

A shareholder of the Company may not, in relation to the shares that it holds that are less than one (1) Unit, exercise shareholders’ rights in relation thereto other than the rights set forth below:

(1) The rights set forth in each item of Article 189 Paragraph 2 of the Company Law;

(2) The right to make demands pursuant to the provisions of Article 166 Paragraph 1 of the Company Law;

(3) The right to subscribe to Offering Shares and Offering Stock Acquisition Rights on a pro rata basis based upon the number of shares held by a shareholder; and

(4) The right to make the demands provided under the immediately following article.

Article 7. (Demand for Sales by a Shareholder of Shares Less Than One Unit)

A shareholder of the Company may demand, in accordance with the provisions of the Share Etc. Handling Regulations that the Company sell to it the number of additional shares necessary to make the number of shares of less than one (1) Unit held by such shareholder, equal to one (1) Unit.

Article 8. (Administrator of the Register of Shareholders)

The Company shall have an Administrator of the Register of Shareholders.

2. The Administrator of the Register of Shareholders shall, on behalf of the Company, create and keep the Register of Shareholders and Register of Stock Acquisition Rights and otherwise perform matters concerning the Register of Shareholders and Register of Stock Acquisition Rights. The Company shall not perform such matters.

Article 9. (Shares Etc. Handling Regulations)

The handling of shares and procedures for exercise of shareholders’ rights of the Company shall be in accordance with the Shares Etc. Handling Regulations as well as the applicable laws and ordinances and this Articles of Incorporation.

Chapter III. Organizations

Sub-Chapter 1. Organizations

Article 10. (Organizations)

The Company shall have the following organizations:

(1) General Meeting of Shareholders;

(2) Directors;

(3) Board of Directors;

(4) Nominating Committee, Audit Committee and Compensation Committee;

(5) Executive officers and representative executive officers; and

(6) Accounting auditor

Sub-Chapter 2. General Meeting of Shareholders

Article 11. (Holding of General Meeting of Shareholders)

An annual General Meeting of Shareholders shall be convened within a certain term following the end of each fiscal year and held in June of each year, and an extraordinary General Meeting of Shareholders shall be held at any time whenever necessary.

2. The Company may hold a General Meeting of Shareholders without designating a physical location.

Article 12. (Record Date for Exercise of Voting Rights)

Those shareholders of the Company who are permitted to exercise their voting rights at an annual General Meeting of Shareholders to be convened after the completion of each fiscal year shall be those shareholders registered or recorded as having voting rights on the Register of Shareholders as of the end of the same fiscal year.

2. Notwithstanding the provisions of the preceding paragraph, the Company may choose a date other than the date specified in the preceding paragraph as the date as of which shareholders shall be registered or recorded as having voting rights on the Register of Shareholders in order to be able to exercise their voting rights at the annual General Meeting of Shareholders. In such a case, two (2) weeks prior public notice shall be given as to the chosen date.

Article 13. (Authorized Person to Convene a General Meeting of Shareholders and Chairman Thereat)

General Meetings of Shareholders shall be convened by a director determined in advance by a resolution of the Board of Directors meeting. Furthermore, the director designated in advance by a resolution of the Board of Directors meeting shall act as a chairman.

2. If the person determined in accordance with the preceding paragraph is unable to act, another director shall convene the General Meeting of Shareholders or act as a chairman, in accordance with the order so designated in advance by a resolution of the Board of Directors meeting.

3. When the company convenes a general meeting of shareholders, it shall take measures for providing information that constitutes the content of reference documents for the general meeting of shareholders, etc. in electronic format.

4. Among items for which the measures for providing information in electronic format will be taken, the company may exclude all or some of those items designated by the Ministry of Justice Order from statements in the paper-based documents to be delivered to shareholders who requested the delivery of paper-based documents by the record date of voting rights.

Article 14. (Resolution of General Meeting of Shareholders)

Unless otherwise provided under applicable laws or ordinances or by the Company’s Articles of Incorporation, resolutions of the General Meetings of Shareholders shall be adopted by a majority of votes of the shareholders present at the meetings who are permitted to exercise their voting rights.

2. The special resolution provided in Article 309 Paragraph 2 of the Company Law shall be adopted by two-thirds or more of the votes of the shareholders present at a meeting at which shareholders who hold more than one-third of the voting rights held by all of the shareholders of the Company who are permitted to exercise their voting rights at the general meeting of shareholders are present.

Article 15. (Vote by Proxy)

A shareholder may exercise his vote by proxy given to another shareholder, who has the right to vote. In such case the shareholder or the proxy holder must file with the Company a document evidencing his authority.

Sub-Chapter 3. Directors

Article 16. (Number of Directors)

There shall be no less than three (3) directors of the Company.

Article 17. (Election and Removal of Directors)

Directors shall be elected and removed by a resolution of the General Meeting of Shareholders.

2. The resolution of the General Meeting of Shareholders for election and removal of directors in the preceding paragraph shall be adopted by a majority of the votes of the shareholders present at a meeting at which shareholders who hold one-third or more of the voting rights held by all of the shareholders of the Company who are permitted to exercise their voting rights at the general meeting of shareholders are present.

3. In case of election(s) of directors, cumulative voting shall not be used.

Article 18. (Term of Office of Directors)

Directors’ terms of office shall expire upon the conclusion of the annual General Meeting of Shareholders for the last fiscal year ending within one (1) year after election of director.

2. The terms of office of directors elected as directors, to replace a director that left the office prior to expiration of such director’s term of office, or due to the increase of directors, shall be until the terms of office of the other directors expire.

Sub-Chapter 4. Board of Directors

Article 19. (Person who Convenes Meetings of the Board of Directors and Chairman)

Unless otherwise provided under applicable laws or ordinances, meetings of the Board of Directors shall be convened by the director designated in advance by a resolution of the Board of Directors meeting. Furthermore, the director designated in advance by a resolution of the Board of Directors meeting shall act as a chairman.

2. If the person determined in accordance with provisions of the preceding paragraph is unable to act, another director shall convene the Board of Directors meeting or act as a chairman, in accordance with the order they are so designated in advance by a resolution of the Board of Directors meeting.

Article 20. (Procedure for Convocation of Meetings of the Board of Directors)

The person convening the Board of Directors meetings shall, on or prior to the third (3rd) day preceding the date of such Board of Directors meetings, send notice thereof to each director, provided, however, that in case of emergency, such period may be shortened.

2. Notwithstanding the provisions of the preceding paragraph, if there is a unanimous consent of the directors, the Board of Directors may hold a Board of Directors meeting without taking the procedure for convocation of meeting.

Article 21. (Resolution of Board of Directors Meeting)

Resolutions of the Board of Directors shall be adopted by a majority of the directors meetings present at meetings attended by a majority of the directors that may participate in making resolutions thereat.

Article 22. (Abbreviation of Resolutions of Board of Directors Meetings)

If a director proposes a matter for resolution by the Board of Directors meeting, and if the directors (to the extent capable of participating in the resolution of such matter) express their intensions to unanimously consent to such proposal in writing or electromagnetic record form, the Company shall deem such proposal approved by a resolution of the Board of Directors meeting.

Article 23. (Release of Directors’ and Executive Officers’ Liability)

If the directors and executive officers (including former directors and executive officers. Hereinafter collectively referred to as “Directors and Officers”) were without knowledge and were not grossly negligent in the performance of their duties, and upon determination by the Company after giving due consideration to content of the facts that caused the relevant liability, situations of the relevant Directors and Officers’ performance of their duties, and other circumstances that it is particularly necessary, the Company may by a resolution of the Board of Directors meeting release, to the extent of the maximum amount that may be released under the applicable laws and ordinances, the liability for damages of Directors and Officers arising from failure to perform their duties.

2. The Company may enter into an agreement with Outside Directors that provides that if such Outside Directors were without knowledge and were not grossly negligent in the performance of their duties, their liability for damages arising from failure to perform their duties shall be limited to the extent of the minimum amount of liability provided under the applicable laws and ordinances.

Sub-Chapter 5. Board Committees

Article 24. (Election Etc. of Committee Members)

Each Board Committee shall be composed of three (3) or more members.

2. The members of each Board Committee shall be elected from among the directors by a resolution of the Board of Directors meeting.

3. The majority of members of each Board Committee must be Outside Directors.

4. No member of the Audit Committee shall be an executive officer or an Operating Director of the Company or any of its subsidiaries or the accounting advisor (if the accounting advisor is a corporate body, the member thereof that performs such duties) manager or other employee of any of the Company’s subsidiaries.

Article 25. (Procedure for Convocation of Meetings of Committee)

Each Board Committee shall be convened pursuant to provisions of applicable laws and ordinances and the determinations made by the Board of Directors.

Article 26. (Resolution of Committee Meeting)

Each Board Committee resolution shall be made by a majority of the members at attendance at a Board Committee at which a majority of the members that can participate in making the relevant resolution attend.

2. Notwithstanding the preceding paragraph, a resolution to remove the Company’s accounting auditor at an auditor committee meeting must be made by a unanimous consent of the members of the audit committee.

Sub-Chapter 6. Executive Officers

Article 27. (Number of Executive Officers)

There shall be three (3) or more executive officers of the Company.

Article 28. (Election of Executive Officers)

Executive officers shall be elected by a resolution of the Board of Directors meeting.

Article 29. (Term of Office of Executive Officers)

An executive officer’s term of office shall expire upon the conclusion of the first Board of Directors meeting to be convened after the conclusion of the annual General Meeting of Shareholders for the last fiscal year ending within one (1) year after election of executive officers.

2. The terms of office of executive officers elected as executive officers, to replace executive officers that left the office prior to expiration of such executive officer’s term of office, or due to the increase of executive officers, shall be until the terms of office of the other executive officers expire.

Article 30. (Election of Representative Executive Officers)

The Board of Directors shall elect one (1) or more representative executive officers from among the executive officers.

Sub-Chapter 7. Accounting Auditor

Article 31. (Election of Accounting Auditor)

The accounting auditor shall be elected by a resolution of a General Meeting of Shareholder.

Article 32. (Term of Office of Accounting Auditor)

Accounting auditor’s terms of office shall expire upon the conclusion of the annual General Meeting of Shareholders for the last fiscal year ending within one (1) year after election of the accounting auditor.

2. Unless otherwise specifically resolved at the annual General Meeting of Shareholders under the preceding paragraph, an accounting auditor shall be deemed to have been re-elected at the relevant annual General Meeting of Shareholders.

CHAPTER IV. ACCOUNTS

Article 33. (Fiscal Year)

The fiscal year of the Company shall be one (1) year commencing on the first day of April of each year and ending on the last day of March of the following year.

Article 34. (The Organization to determine Distribution of Dividends Etc. from Retained Earnings)

The Company may determine matters set forth in each item of Article 459, Paragraph 1, such as the distribution of dividends from retained earnings, which shall not be determined by a resolution of a General Meeting of Shareholders.

Article 35. (Record Date for Distribution of Dividends from Retained Earnings)

The Company shall treat shareholders or share pledgees registered or recorded on the Register of Shareholders as of March 31 of each year as the persons having rights to receive year-end dividends.

2. The Company shall treat shareholders or share pledgees registered or recorded on the Register of Shareholders as of September 30 of each year as the persons having rights to receive interim dividends.

Article 36. (Term of Expiration of Dividends)

Distributable Assets or other distributable assets shall not incur interest thereon. If the relevant distributed assets are not received within a full three (3) years from the date on which the distribution of relevant distributed assets became effective, the Company shall be released from its obligation to distribute such assets.

CHAPTER V. Public Notice

Article 37. (Method of Public Notice)

The method of public notices of the Company shall be electronic public notice. However, if the Company is unable to give an electronic public notice due to an accident or any other unavoidable reason, public notices of the Company shall be given in the “Nihon Keizai Shinbun”.

Announcement Regarding Changes in Representative Executive Officer

Tokyo, Japan - June 23, 2026 - ORIX Corporation (“ORIX”) today made public an announcement regarding changes in representative executive officer following a resolution passed by the Board of Directors.

1.	Changes in Representative Executive Officer

(1)	New Appointment

New Position	Present Position	Name
Member of the Board of Directors Representative Executive Officer Deputy President Chief Operating Officer, Japan & APAC Business Unit	Member of the Board of Directors Deputy President Executive Officer Chief Operating Officer, Japan & APAC Business Unit	Satoru Matsuzaki

(2) Effective Date

June 23, 2026

2.	Reason for the Changes

Under this new management structure, ORIX Group aims to drive further growth by leveraging its diverse expertise to develop its business globally.

3.	Profile of the newly appointed Representative Executive Officer

Name	Satoru Matsuzaki

Date of Birth	April 12, 1966

Business Experience

Apr. 1989 Joined Crown Leasing Corporation (retired in Apr. 1997)

Aug.1997 Joined ORIX Corporation

Oct.  2005 General Manager of Strategic Planning Group, Investment Banking Headquarters

Apr. 2006 General Manager of Investment and Operation Group, Investment Banking Headquarters

Feb. 2010 Head of Office of the President

Jun.  2010 General Manager of Corporate Planning Department

Jan.  2012 General Manager of Corporate Planning Department

General Manager of Corporate Communications Department

May 2012 General Manager of Corporate Planning Department

Special Advisor to Responsible for Corporate Communications Department

Jan.  2013 Executive Officer

Responsible for Corporate Planning Department

Responsible for Corporate Communications Department

Jan.  2014 Head of New Business Development and Head of Tokyo

Sales, Domestic Sales Administrative Headquarters

Jun.  2015 Responsible for New Business Development Department I and II

Head of Tokyo Sales Headquarters

Jan.  2017 Head of Eastern Japan Sales Headquarters

Jan.  2018 Managing Executive Officer

Head of Domestic Sales Administrative Headquarters

Head of Eastern Japan Sales Headquarters

Jan.  2019 Head of Corporate Business Headquarters

Jun.  2019 Member of the Board of Directors, Managing Executive Officer

Jan.  2020 Member of the Board of Directors, Senior Managing Executive Officer

Chairperson, ORIX Auto Corporation

Chairperson, ORIX Rentec Corporation

Jan.  2025 Member of the Board of Directors, Deputy President Executive Officer

Apr. 2025 Group Strategy Business Unit

Responsible for Asia and Australia

Jul. 2025 Group Strategy Business Unit

Responsible for Asia-Pacific

Jan.  2026 Responsible for Japan & APAC Business Unit

Apr. 2026 Chief Operating Officer, Japan & APAC Business Unit (present position)

Jun.  2026 Member of the Board of Directors, Representative Executive Officer, Deputy President (present position)

Number of shares held	10,719 shares (As of June 23, 2026)

Contact Information:

Investor Relations Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 37,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2026)

Caution Concerning Forward-Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2025 – March 31, 2026” furnished on Form 6-K.

Announcement Regarding Management Changes and Organizational Reform

Tokyo, Japan - June 23, 2026 - ORIX Corporation (“ORIX”) today made public an announcement regarding management changes and organizational reform.

∎	Management Changes (Effective as of June 23, 2026)

New Position	Present Position	Name
Member of the Board of Directors Representative Executive Officer Deputy President Chief Operating Officer, Japan & APAC Business Unit	Member of the Board of Directors Deputy President Executive Officer Chief Operating Officer, Japan & APAC Business Unit	Satoru Matsuzaki

Retire	Executive Officer Japan & APAC Business Unit Responsible for Greater China Group	Hao Li

∎	Organizational Reform (Effective as of June 23, 2026)

Japan & APAC Business Unit:

Greater China Group will be incorporated into Asia-Pacific Business Headquarters.

Contact Information:

Investor Relations Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 37,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2026)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2025 – March 31, 2026” furnished on Form 6-K.

Filing of Extraordinary Report

TOKYO, Japan - June 23, 2026 - ORIX Corporation (the “Company”) (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced today that it filed an extraordinary report with the Director-General of the Kanto Financial Bureau in Japan concerning grant of Performance Share Units

1 [Reason for Filing]

At the Compensation Committee meeting held on June 23, 2026, the Company resolved (the “Grant Resolution”) to grant, based on the Company’s Performance-Linked Share-Based Compensation Plan (the “Plan”), performance share units with a performance evaluation period from April 1, 2026 to March 31, 2028 (the “Unit 1”) and performance share units with a performance evaluation period from April 1, 2026 to March 31, 2029 (the “Unit 2”) to 5 Executive Officers of the Company (the “Eligible Executive Officers”), and decided to notify the Eligible Executive Officers of the details thereof. Accordingly, this Extraordinary Report is hereby submitted pursuant to the provisions of Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item (ii) and Item (ii)-2 of the Cabinet Office Order on Disclosure of Corporate Affairs

2 [Description of Report]

I.	Matters relating to Article 19, Paragraph 2, Item (ii) of the Cabinet Office Order on Disclosure of Corporate Affairs

(1)	The classes and issue names of securities: ORIX Corporation Common Stock

(2)	Details of the allotted shares

① The number of shares to be issued (number of shares to be offered)

(i) Unit 1 6,300 shares

(ii) Unit 2 9,500 shares

Total: 15,800 shares

Note:

The number of shares to be issued is based on the assumption that the highest level of achievement of the performance targets under the Plan is attained (the case where the number of shares to be issued is the largest).

② The issue price and amount to be incorporated into the stated capital

(i) The issue price (amount to be paid in per share to be offered) 6,485 yen

Note:	The issue price is the closing price of the Company’s common stock on the Tokyo Stock Exchange on the business day preceding the date of the Grant Resolution (June 22, 2026).

(ii) Amount to be incorporated into the stated capital: Not applicable.

Note:

Since the offering covered by this Extraordinary Report will be conducted through the disposal of treasury stock, the amount to be paid in will not be incorporated into the stated capital. In the event that new shares are issued due to various circumstances, the amount shall be one-half of the maximum amount of increase in stated capital, etc. calculated in accordance with Article 42-3, Paragraph 1 of the Rules of Corporate Accounting, and any fraction of less than one yen resulting from the calculation shall be rounded up.

③ The total amount of the issue value and total amount to be incorporated into the stated capital

(i) The total amount of the issue value 102,463,000 yen

Note:

The total amount of the issue value is calculated by multiplying the number of shares assumed in the case where the number of shares to be issued is the largest by the closing price of the Company’s common stock on the Tokyo Stock Exchange on the business day preceding the Grant Resolution (June 22, 2026).

(ii) Total amount to be incorporated into the stated capital: Not applicable.

Note:

Since the offering covered by this Extraordinary Report will be conducted through the disposal of treasury stock, the amount to be paid in will not be incorporated into the stated capital. In the event that new shares are issued due to various circumstances, the total amount to be incorporated into the stated capital shall be the amount calculated by multiplying the amount to be incorporated into the stated capital in ②(ii) above by the number of shares to be issued.

④ The features of shares

These shares are standard common stock of the Company with full voting rights and no restrictions on shareholder rights. The number of shares per Share Unit is 100.

(3)	The method of issuance

The shares will be allotted to the eligible persons based on the Plan.

(4)	Matters equivalent to the name of underwriter

Not applicable.

(5)	Matters equivalent to the area where the offering is to be conducted

Overseas market (United States of America)

(6)	The total amount of proceeds earned by the reporting company and the contents, amount and planned spending timing for each use

① Total amount of proceeds

The total amount to be paid in: - yen

Estimated issuance expenses: 1,500,000 yen

Net proceeds: - yen

Note	1: Since the shares are scheduled to be delivered as consideration for services provided without requiring payment of money or contribution of property in kind, there will be no payment of money.

Note	2: The estimated issuance expenses do not include consumption tax, etc.

Note	3: The breakdown of the estimated issuance expenses consists of costs for preparing this Extraordinary Report, external legal fees, etc.

②

The contents, amount, and planned spending timing for each use of proceeds The issuance or disposal of shares is scheduled to be conducted based on the Plan by delivering the shares as consideration for services provided without requiring payment of money or contribution of property in kind, and there will be no payment of money.

(7)	The date of new issuance or the date of disposal

July or August 2028 for Unit 1, July or August 2029 for Unit 2

(8)	When the company intends to list the securities on a financial instruments exchange, the name of the relevant financial instruments exchange

Tokyo Stock Exchange, Inc.

(9)

The details of restrictions concerning the transfer prescribed in Article 1-7 of the Order for Enforcement of the Financial Instruments and Exchange Act and other restrictions attached to the securities

Not applicable.

(10)	The name and address of the person who intends to acquire the share certificates

The acquirer is one Executive Officer of the Company who is located outside Japan.

(11)	The investment relationship, business relationship, and other relationships equivalent thereto between the Acquirer and the reporting company

The acquirer is an Executive Officer of the Company who is located outside Japan.

(12)	The content of the agreement made between the acquirer and the reporting company on the holding period and other matters concerning the holding of the share certificates

Not applicable.

(13)	Other matters

①	Total number of issued shares and amount of stated capital of the Company

Total number of issued shares: 1,124,106,624 shares

Amount of stated capital: 221,111 million yen

②	Matters relating to stabilization operations

Not applicable.

II.	Matters relating to Article 19, Paragraph 2, Item (ii)-2 of the Cabinet Office Order on Disclosure of Corporate Affairs

(1)	The issue names (class of shares to be offered): ORIX Corporation Common Stock

(2)	Details of the allotted shares

①	The number of shares to be issued (number of shares to be offered)

(i) Unit 1 35,200 shares

(ii) Unit 2 53,000 shares

Total: 88,200 shares

Note:

The number of shares to be issued is based on the assumption that the highest level of achievement of the performance targets under the Plan is attained (the case where the number of shares to be issued is the largest).

②	The issue price and amount to be incorporated into the stated capital

(i) The issue price (amount to be paid in per share to be offered) 6,485 yen

Note:	The issue price is the closing price of the Company’s common stock on the Tokyo Stock Exchange on the business day preceding the date of the Grant Resolution (June 22, 2026).

(ii) Amount to be incorporated into the stated capital: Not applicable.

Note:

Since the offering covered by this Extraordinary Report will be conducted through the disposal of treasury stock, the amount to be paid in will not be incorporated into the stated capital. In the event that new shares are issued due to various circumstances, the amount shall be one-half of the maximum amount of increase in stated capital, etc. calculated in accordance with Article 42-3, Paragraph 1 of the Rules of Corporate Accounting, and any fraction of less than one yen resulting from the calculation shall be rounded up.

③	The total amount of the issue value and total amount to be incorporated into the stated capital

(i) The total amount of the issue value 571,977,000 yen

Note:

The total amount of the issue value is calculated by multiplying the number of shares assumed in the case where the number of shares to be issued is the largest by the closing price of the Company’s common stock on the Tokyo Stock Exchange on the business day preceding the Grant Resolution (June 22, 2026).

(ii) Total amount to be incorporated into the stated capital: Not applicable.

Note:

Since the offering covered by this Extraordinary Report will be conducted through the disposal of treasury stock, the amount to be paid in will not be incorporated into the stated capital. In the event that new shares are issued due to various circumstances, the total amount to be incorporated into the stated capital shall be the amount calculated by multiplying the amount to be incorporated into the stated capital in ②(ii) above by the number of shares to be issued.

④	The features of shares

These shares are standard common stock of the Company with full voting rights and no restrictions on shareholder rights. The number of shares per Share Unit is 100.

(3)	The number of counterparties to the solicitation for acquisition of the allotted shares and the details thereof

①	Unit 1

Executive officers of the Company: 4 persons 35,200 shares

②	Unit 2

Executive officers of the Company: 4 persons 53,000 shares

Note:

The number of shares to be issued is based on the assumption that the highest level of achievement of the performance targets under the Plan is attained (the case where the number of shares to be issued is the largest).

(4)

When the counterparty to the solicitation is a director, etc. (meaning a director, etc. as provided in Article 2-12, Item (i) of the Order for Enforcement of the Financial Instruments and Exchange Act) of a subsidiary of the reporting company, the relationship between the subsidiary company and the reporting company

Not applicable.

(5)	The content of the agreement between the counterparty to the solicitation and the reporting company

The Plan is a performance-linked share-based compensation plan under which, for Executive Officers of the Company who are determined by the Compensation Committee (the “Eligible Executive Officers”), a base number of shares, a performance evaluation period (the “Evaluation Period”), and numerical performance targets during the Evaluation Period are established, performance share units are granted, and the number of the Company’s common shares (the “Company Shares”) calculated based on the level of achievement of such numerical targets is granted.

The Evaluation Period for Unit 1 is from April 1, 2026 to March 31, 2028, and the Evaluation Period for Unit 2 is from April 1, 2026 to March 31, 2029. The disposal of treasury stock for the delivery of the Company’s common shares shall be conducted by the Company delivering the Company’s common shares to the Eligible Executive Officers as compensation, etc. for each Eligible Executive Officer without requiring payment of money or contribution of property in kind.

①	Method for determining the Final Number of Shares Delivered

The Final Number of Shares Delivered for Unit 1 and Unit 2 shall be calculated using the following formula.

[Calculation Formula]

Final Number of Shares Delivered

=[(A) Base Number of Shares × {(B) Consolidated ROE Multiplier × Evaluation Weight (70%) + (C) Relative TSR Multiplier × Evaluation Weight (30%)} × (D) Tenure Ratio] × (50/100)

(A) The “Base Number of Shares” shall be separately determined by the Compensation Committee.

(B) The “Consolidated ROE Multiplier” shall be calculated based on the level of achievement of the consolidated ROE indicator, and the consolidated ROE indicator shall be the target value set by the Company in the Notice of the Grant of Units.

(C) The “Relative TSR Multiplier” shall be calculated based on the value of the Company’s TSR (Total Shareholder Return) relative to the growth rate of TOPIX (including dividends).

(D) The “Tenure Ratio” shall be calculated by dividing the number of months in office during the service period (meaning the period from the date of the first Annual General Meeting of Shareholders held after the commencement of the Evaluation Period to the date of the first Annual General Meeting of Shareholders held after the end of the Evaluation Period) by 36 (if the Evaluation Period is a period other than three fiscal years, the number of months corresponding to such period).

②	Forfeiture

If, before receiving the delivery of the Company Shares and payment of cash, the Eligible Executive Officer falls under certain misconduct specified by the Compensation Committee or other grounds specified by the Company’s Compensation Committee as grounds for which the delivery of the Company Shares or payment of cash is not appropriate, such Eligible Executive Officer shall not acquire the right to receive the delivery of the Company Shares and the payment of cash, and the acquired right shall be forfeited. In the event that the Eligible Executive Officer dies before the delivery of the Company Shares or in any other cases deemed appropriate by the Company’s Compensation Committee, the Company may provide, in lieu of the Company Shares, cash in an amount reasonably determined by the Company’s Compensation Committee.

③	Handling in the case of Reorganization Transaction

If, before the delivery of the Company Shares, a merger agreement under which the Company will become a disappearing company, a Share Exchange agreement or Share Transfer plan under which the Company will become a wholly owned subsidiary, or any other matters relating to organizational restructuring, etc. are approved at the Company’s General Meeting of Shareholders (provided, however, that in the case that approval by the Company’s General Meeting of Shareholders is not required for such organizational restructuring, etc. the Company’s Board of Directors), the Company may pay, in lieu of the Company Shares, cash in an amount reasonably determined by the Company’s Compensation Committee.

④	Application of Clawback Policy

The Company’s “ORIX CORPORATION COMPENSATION CLAWBACK POLICY” shall apply to the compensation under the Plan. Based on such policy, in the event that a restatement of financial statements is required due to a material violation of financial reporting requirements, the Company may recover any performance-linked share-based compensation received by the Eligible Executive Officer in excess of the number of shares and payment amount that should have been granted based on the correct financial statements.

(6)	Method of managing the relevant share certificates, etc. separately from other share certificates, etc. not subject to transfer restriction

No shares will be delivered based on these Units during the evaluation period (until March 31, 2028 for Unit 1 and until March 31, 2029 for Unit 2), and therefore no shares will be delivered based on these Units prior to the submission of the semiannual securities report for the fiscal year ending March 2027 (April 1, 2026 to March 31, 2027).

(7)	Name and address of the transfer institution

Name: Japan Securities Depository Center, Incorporated

Address: 7-1 Nihonbashi Kabutocho, Chuo-ku, Tokyo

End